

Via Fax (972) 378-86632

November 30, 2010

Mario Barton
Chief Executive Officer
League Now Holdings Corporation
5601 W. Spring Parkway
Plano, TX 75021

      Re: League Now Holdings Corporation
               Form 8-K Filed October 8, 2010
               File No. 333-148987

Dear Mr. Barton:

We have reviewed your letter dated November 19, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 2, 2010.

Form 8-K Filed October 8, 2010

1.   We note from your response to our prior comments that the company reported incorrectly that it was a shell company. Please provide us with your analysis supporting why your company does not meet the definition of a shell company as defined in Rule 12b-2. In this regard, we note that you have no assets and it does not appear you have more than nominal operations (i.e. you are not generating revenues, your online gaming website is not operational, your operating expenses appear to be administrative, and you have one employee, which appears to be a part-time clerical assistant).

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief